UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [_] Form 10-K [_] Form 20-K [X] Form 10-QSB [_] Form N-SAR

                      For Period Ended: September 30, 2005
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                      [_] Transition Report on Form 10-K
                      [_] Transition Report on Form 20-K
                      [_] Transition Report on Form 11-K
                      [_] Transition Report on Form 10-Q
                      [_] Transition Report on Form N-SAR
                      For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

OraLabs Holding Corp.
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Full Name of Registrant



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Former Name if Applicable

18685 E Plaza Drive
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Address of Principal Executive office (Street and Number)

Parker, CO  80134
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[X] report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Due to a pending change in the accounting firm performing our third quarter review and as a result of unexpected delays in gathering the data necessary to finalize the contents of the Form 10-QSB, the report on Form 10-QSB could not be timely filed without unreasonable effort or expense. The Registrant believes that the Form 10-QSB will be filed within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Douglas B. Koff                (303)                      861-1166
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       (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 Yes [X] No [_]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 Yes [X] No [_]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             OraLabs Holding Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 15, 2005                     By /s/ Gary H. Schlatter
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (0ther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C 1001).
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                            ATTACHMENT TO FORM 12b-25

(In this attachment, the numbers stated for third quarter 2005 are preliminary, as the financial review is not completed.)


Revenues in third quarter 2005 were $2,944,492 compared to third quarter 2004 revenues of $2,831,826 (a difference of $112,666 or 4%).

Profit/Loss. In third quarter 2005 the Company had a net loss of $146,018, compared to a net loss of $360,205 in third quarter 2004 (a difference of $214,187). The reduced net loss was principally the result of improved gross margin.


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